UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 6, 2016

TRANSOCEAN PARTNERS LLC

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	001-36584	66-0818288
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

40 George Street
London
England
United Kingdom	W1U 7DW
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code: + 44 20 3675 8410

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction А.2. below):

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240. 14d-2(b))

☐Pre-commencement communications pursuant to Rule 13е-4(с) under the Exchange Act (17 CFR 240.1 3е-4(с))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In accordance with the terms of the Agreement and Plan of Merger, dated as of July 31, 2016 (the “Original Merger Agreement”), and as amended on November 21, 2016 (the “Amendment” and the Original Merger Agreement as amended by the Amendment, the “Merger Agreement”), between Transocean Partners LLC (the “Company”), Transocean Ltd., a Swiss corporation (“Transocean”), and certain subsidiaries of Transocean, pursuant to which the Company will merge with and into an indirect wholly owned subsidiary of Transocean (the “Merger”), Kathleen McAllister, as President, Chief Executive Officer and Chief Financial Officer of the Company and Glyn A. Barker, Brady K. Long, Michael D. Lynch-Bell, Kathleen S. McAllister, Mark L. Mey, John K. Plaxton and Norman J. Szydlowski, each as directors of the Company, delivered their resignation as officers and directors of the Company, as applicable, on December 6, 2016, to be effective at the effective time of the Merger, which is expected to occur on December 9, 2016.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On December 6, 2016, the Company reconvened a special meeting of common unitholders (the “Special Meeting”), which had been convened and adjourned without a vote on November 11, 2016 and November 16, 2016, to consider and vote on the proposal to approve the Merger Agreement and the Merger. At the close of business on September 22, 2016, the record date for the Special Meeting, there were a total of 40,914,962 common units outstanding. At the Special Meeting, a total of 34,278,068 common units were represented in person or by valid proxy and the Company’s common unitholders took the following actions:

Approval of Merger Agreement and Merger

Common Unitholders of the Company approved the Merger Agreement and the Merger.

The votes cast were as follows:

33,685,163 of common units votes for, 579,132 votes against and 13,773 abstentions.

The proposal presented at the Special Meeting is described in detail in the Company’s Definitive Proxy Statement for the Special Meeting, which was filed with the Securities and Exchange Commission on October 6, 2016, and the Company’s Supplemental Proxy Statement for the Special Meeting, which was filed with the Securities and Exchange Commission on November 22, 2016.

Item 8.01. Other Events.

On December 6, 2016, the Company issued a press release announcing the results of the Special Meeting and expected closing date of the Merger. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits.

Number	Description
99.1	Press Release Announcing Special Meeting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSOCEAN PARTNERS LLC

Date: December 6, 2016	By:	/s/ Raoul F. Dias
Raoul F. Dias
Authorized Person

Index to Exhibits

Irst Qu
Number	Description
99.1	Press Release Announcing Special Meeting Results